UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Contact:
Michael W. Rogers	Robin L. DeCarlo
EVP and Chief Financial Officer	Sr. Director, Corporate Communications
(781) 861-8444	(781) 402-3405

INDEVUS PHARMACEUTICALS ANNOUNCES DEFINITIVE MERGER

AGREEMENT WITH ENDO PHARMACEUTICALS

Company to Host Conference Call January 6, 2009 at 8:30 a.m. EST

LEXINGTON, MA, January 5, 2009 — Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV), today announced that it has entered into a definitive merger agreement under which Endo Pharmaceuticals Holdings, Inc. will commence a tender offer to acquire 100 percent of the outstanding shares of Indevus for approximately $370 million, or $4.50 per Indevus share, in cash and up to an additional approximately $267 million, or $3.00 per Indevus share, in cash payable in the future upon achievement of certain milestones related to NEBIDO ® (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of Indevus’ primary product candidates. The up-front consideration of $4.50 per share represents a 45.2% premium over today’s closing price of the common stock of Indevus, and a 59.0 premium over the 30-day volume weighted average price for the common stock. The transaction has been approved by the boards of directors of both companies. The Company will host a conference call and webcast on January 6, 2009 beginning at 8:30 AM Eastern Time (details follow below).

“For many reasons, we are very pleased to bring this transaction to the shareholders and other stakeholders of the Company,” said Glenn L. Cooper, M.D., chairman and chief executive officer of Indevus. “For our shareholders, the deal not only captures a significant premium in the up-front portion of the consideration, but our investors will also maintain a significant interest in the downstream value creation from NEBIDO and the octreotide implant.

“Our employees, who have been so instrumental in the growth and success of Indevus, will also remain integral to the future of Endo,” continued Dr. Cooper. “Our sales force, Cranbury operations, and the NEBIDO and Octreotide R&D teams are expected to play a very important role in the new Endo. In addition, Endo will look to our headquarters in Lexington, MA as a source of talent for their growing organization.

“Finally, we believe this transaction will create new value for our patients, physicians, and other customers under Endo’s leadership. We believe Endo’s proven commercial capabilities, targeted approach to medical marketing and unique understanding of the changes taking place in health care delivery today will ensure the success of our current and future products. We welcome and fully support this acquisition.”

Transaction Terms

Under the terms of the agreement, Endo will commence a tender offer to purchase all outstanding shares of Indevus in exchange for an up-front payment of $4.50 in cash for each share of outstanding Indevus common stock (“Upfront Consideration”). In addition, Indevus shareholders will receive the non-transferrable contractual right to two contingent cash payments (“Contingent Cash Payments”), one for up to $2.00 per share and the other for $1.00 per share that could deliver up to an additional $267 million, or $3.00 per share in cash, if the Company meets certain targets.

The first Contingent Cash Payment relates to NEBIDO and is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without certain restrictive labeling, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with certain restrictive labeling, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer, and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO.

The second Contingent Cash Payment relates to the octreotide implant and consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is approved by the FDA for marketing and sale for the treatment of acromegaly or carcinoid syndrome.

The tender offer is expected to commence within 5 days of the signing of the Merger Agreement and will remain open for 45 calendar days, subject to extension under certain circumstances. The tender offer closing is conditioned on the tender of a majority of the outstanding shares of Indevus’ common stock, antitrust clearance and other customary closing conditions. The executive officers and directors of Indevus and certain of their affiliates, have agreed to tender approximately 4.7% of Indevus’ outstanding shares in the tender offer.

UBS Securities LLC advised Indevus and provided a fairness opinion to Indevus’ board of directors. Burns & Levinson LLP acted as legal counsel to Indevus.

Conference call and webcast

The live call may be accessed by dialing 800-561-2601 from the U.S. and Canada, and 617-614-3518 from international locations. The participant passcode is 42185623. Investors are advised to dial into the call at least ten minutes prior to the call to register. A replay of the call will be available beginning at 11:00 AM on January 6, 2009 and lasting until 12:00 AM on February 4, 2009. To access the replay, please dial 888-286-8010 from the U.S. and Canada, and 617-801-6888 from international locations, using the passcode 94686397.

The press release and the live webcast will be accessible by visiting the Investors section of the Company’s website, http://www.indevus.com. An archived version of the call will be accessible at the same web address for 30 days following the live call.

About NEBIDO®

NEBIDO is a long-acting depot preparation of testosterone undecanoate under development for the treatment of male hypogonadism. NEBIDO is expected to be the first long-acting testosterone preparation available in the U.S. in the growing market for testosterone replacement therapies. Indevus acquired U.S. rights to NEBIDO from Bayer Schering Pharma AG, Germany in July 2005.

About Octreotide

The Indevus octreotide implant is a proprietary formulation of octreotide in a six-month implant utilizing the Company’s patented HYDRON® Polymer Technology. The implant is inserted subcutaneously in the inner aspect of the upper arm and is specifically designed to provide a continuous release of octreotide, a long-acting octapeptide that mimics the natural hormone somatostatin to block release of growth hormone (GH), over a six-month period.

About Indevus Pharmaceuticals

Indevus Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology. The Company’s approved products include SANCTURA® and SANCTURA XR™for overactive bladder, VANTAS® for advanced prostate cancer, SUPPRELIN® LA for central precocious puberty, and DELATESTRYL® to treat male hypogonadism. The Indevus development pipeline contains multiple compounds within the Company’s core therapeutic areas in addition to several partnered or partnerable programs. The most advanced compounds in development include, VALSTAR™ for bladder cancer, NEBIDO® for hypogonadism, PRO 2000 for the prevention of infection by HIV and other sexually-transmitted pathogens, the octreotide implant for acromegaly and carcinoid syndrome, and pagoclone for stuttering.

About Endo Pharmaceuticals

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; PERCOCET® and PERCODAN® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; and VOLTAREN® gel, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment. The company markets its branded pharmaceutical products to physicians in pain management, neurology, surgery, anesthesiology, oncology, and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.

Forward Looking Statements

This press release contains information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Endo’s and Indevus’ expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of Indevus, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Endo’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission (SEC) on April 29, 2008, and its Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2008, filed with the SEC on December 12, 2008 and Indevus’ Form Annual Report on Form 10-K as filed with the SEC on December 11, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.indevus.com or on request from Endo or Indevus. Neither Endo nor Indevus undertakes to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Endo will file a tender offer statement with the SEC. Investors and Indevus stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Indevus with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Endo at www.endo.com, or Endo Pharmaceuticals, 100 Endo Boulevard, Chadds Ford, PA 19317, Attn: Corporate Secretary’s Office.

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